UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 TO SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CASTOR MARITIME INC.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Share Purchase Warrants issued on April 7, 2021	N/A
(Title of Class of Securities)	(CUSIP Number of Securities)
Petros Panagiotidis
Chairman, Chief Executive Officer, Chief Financial Officer
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
+357 25 357 767
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Nikolaos G. Andronikos
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN, England
+44 20 7959 8900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2024, relating to the offer by Castor Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Castor” or the “Company”), to purchase all 10,330,770 outstanding Common Share Purchase Warrants issued on April 7, 2021, exercisable in the aggregate into 103,307 of our common shares, par value $0.001 per share (the “Common Shares”), at an exercise price of $55.30 per Warrant (the “Warrants”), at a price of $0.105 per Warrant, net to the seller in cash without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 22, 2024 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.
This Amendment No. 1 is filed to include the Signature Page on the Schedule TO. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO, as amended and supplemented by Amendment No. 1, remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All capitalized terms used but not defined in this Amendment No. 1 have the same meanings as in the Offer to Purchase.
ITEM 1.	SUMMARY TERM SHEET
The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.
ITEM 2.	SUBJECT COMPANY INFORMATION
(a)
Name and Address: The name of the subject company is Castor Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands. The address of its principal executive office is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus and its telephone number is +357 25 357 767. The information set forth in Section 9 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)	Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.
(c)
Trading Market and Price: There is no established trading market for the Warrants. The underlying Common Shares are listed and traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol “CTRM”. On April 18, 2024, the reported closing price of the common shares on the NASDAQ was $3.44 per share. The information set forth in the Offer to Purchase under Section 7 (“Price Range of Common Shares”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON
(a)
Name and Address: The Company is the filing person. The Company’s name, address, and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under Section 9 (“Certain Information Concerning Us”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION
(a)	Material Terms: The information set forth in the following sections of the Offer to Purchase contains a description of the material terms of the transaction and are incorporated herein by reference:
“Summary Term Sheet”;

“Introduction”;
Section 1 (“Terms of the Offer”);
Section 2 (“Purpose of the Offer; Certain Effects of the Offer”);
Section 3 (“Procedures for Tendering Warrants”);
Section 4 (“Withdrawal Rights”);
Section 5 (“Purchase of Warrants and Payment of Purchase Price”);
Section 6 (“Conditions of the Offer”);
Section 8 (“Source and Amount of Funds);
Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”);
Section 12 (“Certain Material U.S. Federal Income Tax Consequences of the Offer”); and
Section 13 (“Extension of the Offer; Termination; Amendment”).
(b)	Purchases: The Warrants will not be purchased from any officer, director, or affiliate of the Company, as no officers, directors, or affiliates own any Warrants.
ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Agreements Involving the Subject Company’s Securities: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.
ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
(a)
Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)
Plans: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a)
Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)
Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)
Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a)
Securities Ownership: Thalassa Investment Co. S.A., a company controlled by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, Petros Panagiotidis, owns 11,240 Common Shares and

12,000 Series B Preferred Shares of the Company, each having the voting power of 100,000 common shares. Mr. Panagiotidis is therefore the ultimate beneficial owner of approximately 99.2% of the aggregate voting power of the Company’s total issued and outstanding share capital as of the date hereof. Each of Mr. Panagiotidis’ and Thalassa’s principal business address and business telephone number is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus and +357 25 357 767, respectively. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.
(b)
Securities Transactions: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Solicitations or Recommendations: The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.
ITEM 10.	FINANCIAL STATEMENTS
(a)	Financial Information: Not applicable.
(b)	Pro Forma Information: Not applicable.
ITEM 11.	ADDITIONAL INFORMATION
(a)
Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”), Section 11 (“Certain Legal Matters; Regulatory Approvals”) and Section 15 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, there are no applicable regulatory requirements or approvals needed for the Offer. There are no applicable antitrust laws. The margin requirements of Section 7 of the Exchange Act and the applicable regulations are inapplicable. To the knowledge of the Company, no material legal proceedings relating to the Offer are pending.

(c)
Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

ITEM 12.	EXHIBITS
(a)(1)(i)	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.*
(a)(1)(ii)	Offer to Purchase, dated April 22, 2024.*
(a)(1)(iii)	Form of Letter of Transmittal.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated April 22, 2024.*
(b)	Not applicable.
(d)(1)
Securities Purchase Agreement by and between Castor Maritime Inc. and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

(d)(2)	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.
(d)(3)
Stockholder Rights Agreement by and between Castor Maritime Inc. and American Stock Transfer & Trust Company, LLC, as rights agent, dated as of November 20, 2017, incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

(d)(4)
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of August 7, 2023, incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(5)
Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor Maritime Inc., incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(6)
Equity Distribution Agreement by and between Castor Maritime Inc. and Maxim Group LLC, dated as of May 23, 2023, incorporated by reference to Exhibit 1.1 to the Company’s report on Form 6-K furnished to the SEC on May 23, 2023.

(d)(7)
Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(8)
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A., incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(9)
Contribution and Spin Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023, incorporated by reference to Exhibit 4.18 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*
*	Previously filed.
ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
CASTOR MARITIME INC.

Dated: April 22, 2024	By:	/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer